UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

LIVONGO HEALTH, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

539183103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 539183103	Page 2

1	NAME OF REPORTING PERSON: 7Wire Ventures LLC—Series EosHealth
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 46-3424640
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,373,987
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,373,987

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,373,987
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Based on approximately 94,482,000 shares of the Issuer’s common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 539183103	Page 3

1	NAME OF REPORTING PERSON: 7Wire Ventures LLC—Series Livongo C
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 81-2035982
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 285,131
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 285,131

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 285,131
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Based on approximately 94,482,000 shares of the Issuer’s common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 539183103	Page 4

1	NAME OF REPORTING PERSON: 7Wire Ventures LLC—Series Livongo D
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 81-5458952
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 361,718
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 361,718

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 361,718
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Based on approximately 94,482,000 shares of the Issuer’s common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 539183103	Page 5

1	NAME OF REPORTING PERSON: 7Wire Ventures LLC—Series Livongo E
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 82-5090469
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 400,528
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 400,528

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 400,528
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Based on approximately 94,482,000 shares of the Issuer’s common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 539183103	Page 6

1	NAME OF REPORTING PERSON: 7Wire Ventures Fund, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 38-3990799
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,159,901
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,159,901

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,159,901
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.2%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

Based on approximately 94,482,000 shares of the Issuer’s common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 539183103	Page 7

1	NAME OF REPORTING PERSON: 7Wire Management, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 81-1341302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,159,901(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,159,901(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,159,901(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.2%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	The shares are held of record by 7Wire Ventures Fund, L.P. for which 7Wire Management, LLC, or 7Wire Management, serves as the Manager.
(2)

Based on approximately 94,482,000 shares of the Issuer’s common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 539183103	Page 8

1	NAME OF REPORTING PERSON: Glen Tullman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,356,399(1)
	6	SHARED VOTING POWER 5,581,265(1)
	7	SOLE DISPOSITIVE POWER 4,356,399(1)
	8	SHARED DISPOSITIVE POWER 5,581,265(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,937,664
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 10.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Consists of (i) 799,163 shares held of record by Mr. Tullman; (ii) 3,557,236 options exercisable within 60 days of December 31, 2019; (iii) 3,373,987 shares held of record by 7Wire Ventures LLC-Series EosHealth; (iv) 285,131 shares held of record by 7Wire Ventures LLC—Series Livongo C; (v) 361,718 shares held of record by 7Wire Ventures LLC—Series Livongo D; (vi) 400,528 shares held of record by 7Wire Ventures LLC—Series Livongo E, collectively, the 7Wire Series; and (vii) 1,159,901 shares held of record by 7Wire Ventures Fund, L.P. for which 7Wire Management, LLC, or 7Wire Management, serves as the Manager. As a Manager of 7Wire Series and 7Wire Management, Mr. Tullman shares voting and dispositive power with respect to the shares held of record by 7Wire Series and 7Wire LP.

(2)

Based on approximately 94,482,000 shares of the Issuer’s common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 539183103	Page 9

1	NAME OF REPORTING PERSON: Lee Shapiro
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,127,202(1)
	6	SHARED VOTING POWER 5,581,265(1)
	7	SOLE DISPOSITIVE POWER 1,127,202(1)
	8	SHARED DISPOSITIVE POWER 5,581,265(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,708,467(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Consists of (i) 841,314 shares held of record by Mr. Shapiro; (ii) 285,888 shares issuable upon vesting of restricted stock units within 60 days of December 31, 2019; (iii) 3,373,987 shares held of record by 7Wire Ventures LLC-Series EosHealth; (iv) 285,131 shares held of record by 7Wire Ventures LLC—Series Livongo C; (v) 361,718 shares held of record by 7Wire Ventures LLC—Series Livongo D; (vi) 400,528 shares held of record by 7Wire Ventures LLC—Series Livongo E, collectively, the 7Wire Series; and (vii) 1,159,901 shares held of record by 7Wire Ventures Fund, L.P. for which 7Wire Management, LLC, or 7Wire Management, serves as the Manager. As a Manager of 7Wire Series and 7Wire Management, Mr. Shapiro shares voting and dispositive power with respect to the shares held of record by 7Wire Series and 7Wire LP.

(2)

Based on approximately 94,482,000 shares of the Issuer’s common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 539183103	Page 10

1	NAME OF REPORTING PERSON: Robert Garber
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,581,265(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,581,265(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,581,265(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.9%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Consists of (i) 3,373,987 shares held of record by 7Wire Ventures LLC-Series EosHealth; (ii) 285,131 shares held of record by 7Wire Ventures LLC—Series Livongo C; (iii) 361,718 shares held of record by 7Wire Ventures LLC—Series Livongo D; (iv) 400,528 shares held of record by 7Wire Ventures LLC—Series Livongo E, collectively, the 7Wire Series; and (v) 1,159,901 shares held of record by 7Wire Ventures Fund, L.P. for which 7Wire Management, LLC, or 7Wire Management, serves as the Manager. As a Manager of 7Wire Series and 7Wire Management, Mr. Garber shares voting and dispositive power with respect to the shares held of record by 7Wire Series and 7Wire LP.

(2)

Based on approximately 94,482,000 shares of the Issuer’s common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

Item 1

(a) Name of Issuer:

Livongo Health, Inc.

(b) Address of Issuer’s Principal Executive Offices:

150 West Evelyn Avenue, Suite 150

Mountain View, California 94041

Item 2

(a) Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

7Wire Ventures LLC—Series EosHealth

7Wire Ventures LLC—Series Livongo C

7Wire Ventures LLC—Series Livongo D

7Wire Ventures LLC—Series Livongo E

7Wire Ventures Fund, L.P.

7Wire Management, LLC

Glen Tullman

Lee Shapiro

Robert Garber

(b) Address or principal business office or, if none, residence:

The address for the principal business office of the Reporting Persons is:

444 N Michigan Avenue

Chicago, Illinois 60611

(c) Citizenship:

Reference is made to the response to item 4 on each of pages 2 - 10 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d) Title and Class of Securities:

Common Stock, par value $0.001 per share.

(e) CUSIP No.:

539183103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2 - 10 of this Schedule, which responses are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

7WIRE VENTURES LLC - SERIES EOSHEALTH

By:	/s/ Robert Garber
Name:	Robert Garber
Its:	Manager

7WIRE VENTURES LLC – SERIES LIVONGO C

By:	/s/ Robert Garber
Name:	Robert Garber
Its:	Manager

7WIRE VENTURES LLC – SERIES LIVONGO D

By:	/s/ Robert Garber
Name:	Robert Garber
Its:	Manager

7WIRE VENTURES LLC – SERIES LIVONGO E

By:	/s/ Robert Garber
Name:	Robert Garber
Its:	Manager

7WIRE VENTURES FUND, L.P.

By:	7WIRE MANAGEMENT, LLC
Its:	Manager

By:	/s/ Robert Garber
Name:	Robert Garber
Title:	Manager

7WIRE MANAGEMENT, LLC

By:	/s/ Robert Garber
Name:	Robert Garber
Title:	Manager

/s/ Glen Tullman
Glen Tullman

/s/ Lee Shapiro
Lee Shapiro

/s/ Robert Garber
Robert Garber

Exhibit Index

Exhibit 99.1	Agreement of Joint Filing by and among 7Wire Ventures LLC-Series EosHealth, 7Wire Ventures LLC—Series Livongo C, 7Wire Ventures LLC—Series Livongo D, 7Wire Ventures LLC—Series Livongo E, 7Wire Ventures Fund, L.P., 7Wire Management, LLC, Glen Tullman, Lee Shapiro and Robert Garber dated February 14, 2020